MINTZ LEVIN                                                      Chrysler Center
                                                                666 Third Avenue
KENNETH R. KOCH | 212 692 6768 |  kkoch@mintz.com            New York, NY  10017
                                                                    212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                              July 12, 2006

VIA EDGAR AND FEDEX
-------------------

Sara D. Kalin, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: NAVIOS MARITIME HOLDINGS INC.
    AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM F-1
    FILED ON JULY 12, 2006
    FILE NO. 333-129382

Dear Ms. Kalin:

          On behalf of Navios Maritime Holdings Inc. (the "Company"), we acknowledge, in response to the Staff's verbal confirmation on June 16, 2006, that it had no further comments on the Company's prior filing, Amendment No. 4 to the Registration Statement on Form F-1. As discussed with the Staff, the
Amendment No. 5 filing is being filed to: (i) update the opinion of Reeder &
Simpson; (ii) update the filing to include the financial statements and operational results and related information, of the first fiscal quarter of the
Company ended March 31, 2006; and (iii) update the filing to reflect the recently completed warrant exercise transaction that has resulted in the number of outstanding publicly traded warrants to be reduced from 65,550,000 to
49,571,720. Please note that for the Staff's convenience we have enclosed two
(2) courtesy copies of Amendment No. 5 that have been marked to reflect this additional information, and certain other minor changes to update date specific information that has changed from the prior filing.

                                                      Sincerely,

                                                      /s/ Kenneth R. Koch

                                                      Kenneth R. Koch

cc:      Angeliki Frangou, Chief Executive Officer
         Navios Maritime Holdings Inc.
         Daniel Wilson
         Securities and Exchange Commission
         Heather Tress
         Securities and Exchange Commission